Item 77I(b) Terms of New or Amended Securities

ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation dated as of July 24, 2013 (the “Supplement”) of Lord Abbett Global Fund (the “Corporation”) authorized: (i) the establishment of a new series of shares of the Corporation to be designated the “Lord Abbett Emerging Markets Corporate Debt Fund;” (ii) the establishment of the following classes of the Lord Abbett Emerging Markets Corporate Debt Fund: Class A, Class C, Class F, Class I, Class R2, and Class R3.

The Articles Supplementary is hereby attached as Item 77Q1(d).